Pricing Supplement No. 5                        Filed pursuant to Rule 424(b)(5)
dated October 5, 2004.                                       File No. 333-112244
(To Prospectus dated September 7, 2004 and
Prospectus Supplement dated September 7, 2004)
This Pricing Supplement consists of 8 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2004-005

               EXTENDIBLE FLOATING RATE NOTES DUE OCTOBER 15, 2006

The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                                 PROVISIONS RELATING TO THE NOTES

Principal Amount:               $300,000,000                 Type of Interest Rate:  [ ] Fixed  [X] Floating

Price to Public:                100%                         If Fixed Rate Notes:  Not applicable.

Net Proceeds to Trust:          $299,400,000                       Interest Rate:  Not applicable.

CUSIP Number:                   41659TAD6                    If Floating Rate Notes:  Initial Interest Rate:
                                                             The Initial Interest Rate for the Notes offered by this
Agent's Discount:               0.20%                        Pricing Supplement will be LIBOR plus 0.03%, determined
                                                             in accordance with the provisions of this Pricing
Issuance Date:                  October 15, 2004             Supplement and the Prospectus Supplement  on the second
                                                             London Banking Day immediately preceding the Issuance Date.

Stated Maturity Date:      The Initial Stated Maturity
Date, the Final Stated Maturity Date or any other maturity
date resulting from the failure to elect to extend the       Base Rate:  [ ] CD Rate       [ ] Commercial Paper Rate
maturity of all or a portion of the Notes (as set forth in               [ ] CMT Rate      [ ] Federal Funds Rate
the attached schedule).                                                  [X] LIBOR         [ ] Treasury Rate
                                                                         [ ] Prime Rate    [ ] Other (See Attached)

Initial Stated Maturity Date:   October 15, 2006, or         If LIBOR:   [ ] LIBOR Reuters Page
if such day is not a Business Day, the immediately                       [X] LIBOR Telerate Page: 3750.
preceding Business Day.                                                  Designated LIBOR Currency:  U.S. Dollars

Final Stated Maturity Date:     October 15, 2009, or,        If CMT Rate, Telerate Page:   [ ] 7051      [ ] 7052
if such day is not a Business Day, the immediately                If 7052:  [ ] Weekly Average   [ ] Monthly Average
preceding Business Day.                                           Designated CMT Maturity Index:

Initial Interest Payment Date:  January 15, 2005;            Interest Reset Dates:     The 15th of January, April, July
provided that if such day is not a Business Day, such        and October; provided that if such day is not a Business Day,
Interest Payment Date will be the next succeeding day        such Interest Reset Date will be the next succeeding day that is a that is a Business Day, unless that succeeding Business Day
would fall in the next calendar month, in which case such
Interest Payment Date will be the immediately preceding
Business Day.

Interest Payment Dates:    The 15th day of January, April,

July and October; provided that (1) if such Interest         Business Day, unless that succeeding Business Day would fall
Payment Date (other than the maturity date) is not a         in the next calendar month, in which case such Interest
Business Day, such Interest Payment Date will be the next    Reset Date will be the immediately preceding Business Day.
succeeding day that is a Business Day, unless that
succeeding Business Day would fall in the next calendar      Initial Interest Reset Date:  January 15, 2005;
month, in which case such Interest Payment Date will be      provided that if such day is not a Business Day, such
the immediately preceding Business Day and (2) the final     Interest Reset Date will be the next succeeding day
Interest Payment Date of any Note will be the maturity       that is a Business Day, unless that succeeding Business
date of such Note.                                           Day would fall in the next calendar month, in which
                                                             case such Interest Reset Date will be the immediately
Specified Currency:       U.S. Dollars.                      preceding Business Day.

Regular Record Dates:     15 days prior to each Interest     Index Maturity: Three Months.
                          Payment Date.
                                                             Interest Rate Determination Dates:  As specified in the
Day Count Convention:  As specified in the Prospectus        Prospectus Supplement for the indicated base rate.
          Supplement for the indicated base rate.

Computation of Interest: As specified in the Prospectus      Spread: See attached schedule
          Supplement for the indicated base rate.            Spread Multiplier:  N/A.
                                                             Maximum Interest Rate: None.
Authorized Denominations:  $1,000 integral                   Minimum Interest Rate: None.
amounts.

Optional Redemption:   Yes [ ]     No [X]                    Floating Rate/Fixed Rate Note: [ ] Yes   [X] No. If yes:
    Optional Redemption Date:                                     Fixed Rate:
    Initial Redemption Percentage:                                Fixed Rate Commencement Date:
    Annual Percentage Reduction:
    Redemption may be:    [ ]  In whole only.
                          [ ]  In whole or in part.          Inverse Floating Rate Note [ ] Yes [X] No.  If yes,
                                                                  Fixed Interest Rate:

Optional Repayment:  [ ] Yes [X] No                          Sinking Fund:  None.
    Optional Repayment Dates:

Amortizing Note:  [ ] Yes (See attached)  [X] No             Calculation Agent: JPMorgan Chase Bank

Discount Note:  [ ] Yes  [X] No   If Yes:                    Exchange Rate Agent: None.
    Total Amount of Discount:
    Yield to Maturity:                                       Securities Exchange Listing: None.

Agents:  ABN AMRO Incorporated                               Additional Amounts to be Paid: [ ] Yes [X] No

Other Provisions Relating to the Notes: See attached         Special Tax Considerations: See attached schedule.
schedule.


                           INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider:   Hartford Life                  Type of Interest Rate: [ ] Fixed [X] Floating
Insurance Company
                                                             If Fixed Rate Funding Agreement: Interest Rate:
Funding Agreement:           FA-404005
                                                             If Floating Rate Funding Agreement:  Initial
Contract Payment:            $300,000,015                    Interest Rate: The Initial Interest Rate for the
                                                             Funding Agreement offered by this Pricing Supplement will be
Deposit Amount:              $299,400,015                    LIBOR plus 0.03%, determined in accordance with the
(if different from Contract Payment)                         provisions of this Pricing Supplement and the
                                                             Prospectus Supplement on the second London Banking

Effective Date:                October 15, 2004              Day immediately preceding the Issuance Date.

Stated Maturity Date:          October 15, 2009              Base Rate:  [ ] CD Rate     [ ] Commercial Paper Rate
                                                                         [ ] CMT Rate    [ ] Federal Funds Rate
Initial Interest Payment Date: January 15, 2005; provided                [X] LIBOR       [ ] Treasury Rate
that if such day is not a Business Day, such Interest                    [ ] Prime Rate  [ ] Other (See Attached)
Payment Date will be the next succeeding day that is a
Business Day, unless that succeeding Business Day would
fall in the next calendar month, in which case
such Interest Payment Date will be the immediately
preceding Business Day.


Interest Payment Dates:    The 15th day of January, April,   If LIBOR:  [ ] LIBOR Reuters Page
July and October; provided that (1) if such Interest                    [X] LIBOR Telerate Page: 3750.
Payment Date (other than the redemption payment date                    Designated LIBOR Currency:  U.S. Dollar.
specified in the schedule) is not a Business Day, such
Interest Payment Date will be the next succeeding day
that is a Business Day, unless that succeeding Business Day
would fall in the next calendar month in which case such        If CMT Rate, Telerate Page:   [ ] 7051    [ ] 7052
Interest Payment Date will be the immediately preceding          If 7052:  [ ] Weekly Average   [ ] Monthly Average
Business Day and (2) the final Interest Payment Date for          Designated CMT Maturity Index:
the applicable portion of the Funding Agreement will
be the Stated Maturity Date or the Redemption
Payment Date specified in the schedule.                      Interest Reset Dates:     The 15th of January, April,
                                                             July and October; provided that if such day is not a
Specified Currency:            U.S. Dollars.                 Business Day, such Interest Reset Date will be the next
                                                             succeeding day that is a Business Day, unless that
Day Count Convention:  As specified in the Prospectus        succeeding Business Day would fall in the next calendar
           Supplement for the indicated base rate.           month, in which case such Interest Reset Date will be
                                                             the immediately preceding Business Day.

Computation of Interest:  As specified in the Prospectus     Initial Interest Reset Date:  January 15, 2005;
             Supplement for the indicated base rate.         provided that if such day is not a Business Day, such
                                                             Interest Reset Date will be the next succeeding day
Optional Redemption:   Yes [X]      No [ ]                   that is a Business Day, unless that succeeding Business
Optional Redemption Date:   See attached schedule.           Day would fall in the next calendar month, in which
Initial Redemption Percentage: See attached schedule.        case such Interest Reset Date will be the immediately
Annual Percentage Reduction:    None.                        preceding Business Day.
Redemption may be:   [ ]  In whole only.
                     [X] In whole or in part.                Index Maturity: Three months.
Other Redemption Terms: See attached schedule.
                                                             Interest Rate Determination Date:  As specified in the
Optional Repayment:  [ ] Yes [X] No                          Prospectus Supplement for the indicated base rate.
   Optional Repayment Dates:
                                                             Spread: See attached schedule.
Discount Funding Agreement:  [ ] Yes   [X] No.  If yes:      Spread Multiplier:    N/A.
         Total Amount of Discount:                           Maximum Interest Rate:   None.
Yield to Maturity:                                           Minimum Interest Rate:   None.

Additional Amounts to be Paid:  [ ] Yes [X] No               Floating Rate/Fixed Rate Funding Agreement: [ ] Yes  [X] No
                                                                If yes:      Fixed Rate:
Amortizing Funding Agreement:   [ ] Yes  (See attached)                      Fixed Rate Commencement Date:
                                [X] No

Special Tax Considerations: None                             Inverse Floating Rate Funding Agreement: [ ] Yes [X]  No
                                                                If yes:      Fixed Interest Rate:
Other Provisions Relating to the Funding Agreement:  See
attached Schedule.

                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of October 15, 2004, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                  Standard & Poor's:  AA-            Moody's: Aa3

The Moody's rating also extends to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the date opposite the listed Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The Election Dates, whether or not a Business Day, are:

                 ELECTION DATE                    CORRESPONDING MATURITY DATE
                 -------------                    ---------------------------
               October 15, 2005                         October 15, 2007
               October 15, 2006                         October 15, 2008
               October 15, 2007                         October 15, 2009

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to JPMorgan Chase Bank, the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

SPREAD:

         The spread from and including the Issuance Date to but not including October 15, 2005 is 0.03%. For the Notes with respect to which an irrevocable election to extend is in effect, the spread for the indicated period is as follows:

     From and including October 15, 2005 to but not including October 15, 2006       0.04%
     From and including October 15, 2006 to but not including October 15, 2007       0.06%
     From and including October 15, 2007 to the Final Stated Maturity Date           0.08%

         If, with respect to any Election Date, a holder does not make an election to extend the maturity of all or a portion of the principal amount of such holder's Notes, the principal amount of the Notes for which such holder has failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date listed opposite the relevant Election Date on which the Notes were extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will have the spread specified in the immediately following paragraph and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date listed opposite the relevant Election Date on which the Notes were extended, or, if such day is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         If an extension election is not made, the spread from and including the applicable Interest Reset Date occurring on the applicable Election Date to but not including the actual Maturity Date is determined from the following schedule:

      DATE ELECTION NOT MADE            SPREAD             MATURITY DATE
      ----------------------            ------             -------------
         October 15, 2005               -0.10%            October 15, 2006
         October 15, 2006               -0.05%            October 15, 2007
         October 15, 2007                0                October 15, 2008

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.

SPECIAL TAX CONSIDERATIONS, RELATING TO THE NOTES:

         The following discussion is based on the opinion of Sidley Austin Brown & Wood LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "Intended Tax Characterization"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to 0.03% to an amount equal to 0.08%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.

                    INFORMATION RELATING TO FUNDING AGREEMENT

         The spread from and including the Effective Date of the Funding Agreement to but not including October 15, 2005 is 0.03%. The spread used in determining the Interest Rate for the portion of the Funding Agreement for which no early redemption has been requested is:

                            PERIOD                                                        SPREAD
                            ------                                                        ------
 From and including October 15, 2005 to but not including October 15, 2006                 0.04%
 From and including October 15, 2006 to but not including October 15, 2007                 0.06%
 From and including October 15, 2007 to the Stated Maturity Date                           0.08%

         In the event that the maturity date of a portion or all of the Notes are not extended, then the Trust will be required, no later than 3 Business Days from the applicable Election Date set forth below, to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (specified below), (2) the redemption price (which shall be the face amount of the Funding

Agreement to be redeemed) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

         For the portion of the Funding Agreement that is subject to redemption, the following spread is used in determining the interest rate from and including the applicable Interest Reset Date occurring on the applicable Election Date to but not including the related Redemption Payment Date:

          ELECTION DATE              SPREAD          REDEMPTION PAYMENT DATE
          -------------              ------          -----------------------
         October 15, 2005            -0.10%             October 15, 2006
         October 15, 2006            -0.05%             October 15, 2007
         October 15, 2007             0                 October 15, 2008

         If any redemption payment date is not a Business Day, the applicable portion of the Funding Agreement will be redeemed on the immediately preceding Business Day.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.








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